DWS Investment Management Americas, Inc.

One International Place

Boston, MA 02110

November 26, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Alison White

Re:	Post-Effective Amendment No. 55 to the Registration Statement on Form N-1A of DWS Multi-Asset Growth Allocation Fund (the “Fund”), a series of Deutsche DWS Asset Allocation Trust (the “Registrant”) (Reg. Nos. 033-86070/811-08606)

Dear Ms. White,

This letter is being submitted on behalf of the Fund in response to an additional comment of the Staff of the Securities and Exchange Commission (the “SEC”) on the above-referenced Post-Effective Amendment (the “Amendment”), which comment was received via e-mail on November 25, 2019.

1.      Comment: Proposed disclosure regarding portfolio management’s use of ESG factors should include a more robust description of how the Advisor will incorporate ESG factors into its investment-making decisions.

Response: Due in part to the nature of the Fund, which invests extensively in other mutual funds and ETFs, some of which may consider ESG factors, portfolio management continues to evaluate the process by which it incorporates ESG factors into investment decisions for this Fund. For the current prospectus update we have removed disclosure regarding ESG factors from the prospectus.

If you have any questions regarding any of the foregoing or require additional information, please call me at (617) 295-3681. Please note that we anticipate completing the Registrant’s filing under Rule 485(b) on Wednesday November 27.

Sincerely yours,

/s/Laura McCollum

Laura McCollum

Vice President & Counsel

cc. John Marten, Esq., Vedder Price PC